THE BANK OF NEW YORK

NEW YORK’S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

AMERICAN  DEPOSITARY  RECEIPTS

May 7, 2003

Nina Mojiri-Azad, Esq.

Office of International Corporate Finance

Division of Corporation Finance

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Cambridge Antibody Technology Group plc & Oxford GlycoSciences plc Request to Withdraw Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (File No. 333-12858) (the “Registration Statement”)

Ladies and Gentlemen:

On November 13, 2000, a registration statement on Form F-6, File No. 333-12858, was filed to register American Depositary Shares representing ordinary shares of Oxford GlycoSciences plc (the “F-6 Registration Statement”). On February 27, 2003, Post-Effective Amendment No. 1 to the F-6 Registration Statement was filed to provide for Cambridge Antibody Technology Group plc as the successor to Oxford GlycoSciences plc (the “Amendment”). The filing of the Amendment was made in contemplation of a merger of the two companies.

We have been informed by Cambridge Antibody Technology Group plc and Oxford GlycoSciences plc that the companies no longer plan to merge. Based on the foregoing, at the request of Cambridge Antibody Technology Group plc and Oxford GlycoSciences plc and pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the registrant on the Amendment, the legal entity created by the deposit agreement for the issuance of American Depositary Receipts, by its agent, The Bank of New York, as Depositary, hereby applies to withdraw the Amendment as of May 7, 2003 or as soon thereafter as practicable.  No American Depositary Shares have been issued under the Amendment.

Very truly yours,

The Bank of New York,

as Depositary

By: /s/ JOANNE F. DIGIOVANNI

Name: Joanne F. DiGiovanni

Title: Vice President

cc:

Paul M. Dudek, Esq.

- Chief, Office of International Corporate Finance